9/29

03032417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jamaica Broilers Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

OCT 07 2003

THOMSON FINANCIAL

FILE NO. 82- 3720

FISCAL YEAR 5-3-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 10/1/03

PRICEWATERHOUSECOOPERS

82-3720

JAMAICA BROILERS GROUP LIMITED

Financial Statements
3 May 2003

AR/S
5-3-03

Jamaica Broilers Group Limited
Index
Year ended 3 May 2003

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

30 July 2003

To the Members of
Jamaica Broilers Group Limited

Auditors' Report

We have audited the financial statements set out on pages 1 to 27, and have received all the information and explanations which we considered necessary. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries resident outside of Jamaica, which reflect revenues outside the group of $282,778,000 and $275,631,000 for the years ended 3 May 2003 and 27 April 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries is based solely on the report of the other auditors.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the auditors of those subsidiaries not audited by us, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the group and the company as at 3 May 2003 and of the results of operations and cash flows of the group, and changes in equity of the group and the company for the year then ended, so far as concerns the members of the company, in accordance with Jamaican generally accepted accounting principles and comply with the provisions of the Jamaican Companies Act.

PricewaterhouseCoopers

Chartered Accountants
Kingston, Jamaica

Jamaica Broilers Group Limited

Group Profit and Loss Account

Year ended 3 May 2003

	Note	3 May 2003 $'000	27 April 2002 $'000
Turnover	3	6,870,743	6,422,690
Cost of sales		(5,281,168)	(4,779,062)
Gross Profit		1,589,575	1,643,628
Other operating income		33,864	37,780
Distribution costs		(282,982)	(238,068)
Administrative and other expenses		(1,111,574)	(985,610)
Operating Profit	4	228,883	457,730
Finance costs	6	(87,042)	(110,535)
Share of results of associated companies		101,885	52,000
Exceptional items	7	183,006	1,362
Profit before Taxation		426,732	400,557
Taxation	8	(78,940)	(62,547)
Profit after Taxation		347,792	338,010
Minority interest in results of subsidiaries		(5,145)	-
Net Profit Attributable to Stockholders of Holding Company		342,647	338,010
Dealt with in the financial statements of:			
Holding company		103,632	157,605
Subsidiaries		164,621	135,405
Associated companies		74,394	45,000
		Cents	**Cents**
Earnings Per Stock Unit	9	33.33	32.88

Jamaica Broilers Group Limited
Group Balance Sheet
3 May 2003

	Note	3 May 2003 $'000	27 April 2002 $'000
NET ASSETS EMPLOYED			
Fixed Assets	10	1,688,252	1,686,219
Goodwill	11	10,254	-
Investments	12	121,927	204,714
Deferred Expenditure	13	17,609	17,852
Current Assets			
Inventories	15	1,074,642	955,042
Receivables	16	1,043,822	667,021
Affiliates	17(a)	-	13,199
Taxation recoverable		778	1,612
Cash and deposits	18	285,096	271,325
		2,404,338	1,908,199
Current Liabilities			
Payables	19	690,549	634,670
Affiliates	17(a)	691	-
Taxation payable		48,317	56,002
Dividends payable	20	66,817	59,964
Bank overdrafts and short term loans	21	326,008	343,194
Current portion of long term liabilities	24	175,314	58,391
		1,307,696	1,152,221
Net Current Assets		1,096,642	755,978
		2,934,684	2,664,763
FINANCED BY			
Share Capital	22	513,976	428,313
Capital Reserve	23	961,574	910,166
Retained Earnings		952,426	770,677
		2,427,976	2,109,156
Long Term Liabilities	24	501,563	555,607
Minority Interest		5,145	-
		2,934,684	2,664,763

On behalf of the Board

....
R. Danvers Williams Director

....
Robert E. Levy Director

Jamaica Broilers Group Limited

Group Statement of Changes in Equity

Year ended 3 May 2003

	Note	Number of Shares	Share Capital	Capital Reserve	Retained Earnings	Total
		'000	$'000	$'000	$'000	$'000
Balance at 28 April 2001		642,470	321,235	875,453	599,709	1,796,397
Bonus issue of shares		214,156	107,078	-	(107,078)	-
Translation gain	23	-	-	34,713	-	34,713
Net profit		-	-	-	338,010	338,010
Dividends	20	-	-	-	(59,964)	(59,964)
Balance at 27 April 2002		856,626	428,313	910,166	770,677	2,109,156
Bonus issue of shares	22	171,326	85,663	-	(85,663)	-
Translation gain	23	-	-	51,408	-	51,408
Net profit		-	-	-	342,647	342,647
Dividends		-	-	-	(75,235)	(75,235)
Balance at 3 May 2003		1,027,952	513,976	961,574	952,426	2,427,976

Jamaica Broilers Group Limited

Group Statement of Cash Flows

Year ended 3 May 2003

	3 May 2003 $'000	27 April 2002 $'000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net profit	342,647	338,010
Items not affecting cash resources:		
Amortisation of goodwill	1,139	-
Depreciation	187,292	158,482
Deferred expenditure written off	607	1,448
Exchange loss on loans	63,529	6,045
(Gain)/loss on disposal of fixed assets	(11,648)	8,444
Minority interest	5,145	-
Profit on disposal of investment	(82,503)	(20,438)
Share of losses of limited partnership	5,875	5,451
Unremitted profit in associated companies	(74,394)	(45,000)
	437,689	452,442
Changes in non-cash working capital components:		
Inventories	(119,600)	(38,072)
Receivables	(376,801)	(81,342)
Taxation	(6,851)	55,382
Affiliates	13,890	(8,817)
Payables	55,879	(157,714)
Effect of acquisition of subsidiary	10,536	-
	(422,947)	(230,563)
Cash provided by operating activities	14,742	221,879
Financing Activities		
Long term loans, net	(10,097)	308,451
Dividends paid	(68,382)	(32,123)
Exchange loss on financing activities of foreign subsidiaries	9,447	6,665
Cash (used in)/provided by financing activities	(69,032)	282,993

Jamaica Broilers Group Limited

Group Statement of Cash Flows (Continued)

Year ended 3 May 2003

	3 May 2003 $'000	27 April 2002 $'000
Investing Activities		
Acquisition of subsidiary	(32,459)	-
Purchase of investments	(120,370)	-
Deferred expenditure	(113)	-
Proceeds from disposal of fixed assets	38,834	28,229
Proceeds from sale of investment	354,179	20,449
Purchase of fixed assets	(194,583)	(264,125)
Exchange gain on investing activities of foreign subsidiaries	39,759	28,048
Cash provided by/(used in) investing activities	85,247	(187,399)
Increase in net cash and cash equivalents	30,957	317,473
Net cash and cash equivalents at beginning of year	(71,869)	(389,342)
NET CASH AND CASH EQUIVALENTS AT END OF YEAR	(40,912)	(71,869)
Cash and cash equivalents comprise:		
Cash and deposits	285,096	271,325
Bank overdrafts and short term loans	(326,008)	(343,194)
	(40,912)	(71,869)

Jamaica Broilers Group Limited
Company Balance Sheet
3 May 2003

	Note	3 May 2003 $'000	27 April 2002 $'000
NET ASSETS EMPLOYED			
Fixed Assets	10	1,144,092	1,121,198
Investments	12	121,124	198,037
Deferred Expenditure	13	16,064	16,671
Interest in Subsidiaries	14	1,127,221	910,208
Current Assets			
Inventories	15	813,448	683,471
Receivables	16	884,790	495,451
Affiliates	17(a)	-	13,199
Cash and deposits	18	198,358	175,574
		1,896,596	1,367,695
Current Liabilities			
Payables	19	561,673	520,015
Affiliates	17(a)	691	-
Taxation payable		45,915	51,808
Subsidiaries		313,034	55,805
Dividends payable	20	66,817	59,964
Bank overdrafts and short term loans	21	299,926	311,293
Current portion of long term liabilities	24	145,759	30,309
		1,433,815	1,029,194
Net Current Assets		462,781	338,501
		2,871,282	2,584,615
FINANCED BY			
Share Capital	22	513,976	428,313
Capital Reserve	23	961,574	910,166
Retained Earnings		952,426	770,677
		2,427,976	2,109,156
Long Term Liabilities	24	443,306	475,459
		2,871,282	2,584,615

On behalf of the Board

....
R. Danvers Williams Director

....
Robert E. Levy Director

Jamaica Broilers Group Limited

Company Statement of Changes in Equity

Year ended 3 May 2003

	Note	Number of Shares '000	Share Capital $'000	Capital Reserve $'000	Retained Earnings $'000	Total $'000
Balance at 28 April 2001:						
As previously stated		642,470	321,235	421,159	599,709	1,342,103
Restatement to reflect share of reserves of subsidiaries	23	-	-	454,294	-	454,294
As restated		642,470	321,235	875,453	599,709	1,796,397
Bonus issue of shares		214,156	107,078	-	(107,078)	-
Translation gain	23	-	-	34,713	-	34,713
Net profit		-	-	-	338,010	338,010
Dividends	20	-	-	-	(59,964)	(59,964)
Balance at 27 April 2002 - restated		856,626	428,313	910,166	770,677	2,109,156
Bonus issue of share	22	171,326	85,663	-	(85,663)	-
Translation gain	23	-	-	51,408	-	51,408
Net profit		-	-	-	342,647	342,647
Dividends		-	-	-	(75,235)	(75,235)
Balance at 3 May 2003		1,027,952	513,976	961,574	952,426	2,427,976

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

1. Identification

Jamaica Broilers Group Limited (the company) is incorporated under the laws of Jamaica.

The principal activities of the company, its subsidiaries and its associated companies include the production and distribution of chicken, beef, fish, animal feeds and agricultural items (Note 2(b)).

All amounts in these financial statements are stated in Jamaican dollars except where otherwise noted.

2. Significant Accounting Policies

(a) Basis of preparation
These financial statements have been prepared in accordance with and comply with Jamaican Accounting Standards, and have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets.

(b) Consolidation
The group financial statements include the financial statements of the company and its operating divisions, subsidiaries and associated companies as follows:

	Principal Activities	% Ownership at 3 May 2003
Resident in Jamaica:		
Operating divisions		
Best Dressed Chicken	Poultry production and feed milling	100
Best Dressed Foods	Distributors of chicken, beef and fish	100
Content Agricultural Products	Beef production	100
Hi-Pro Farm Supplies	Feed sales/retailers of farming equipment and supplies	100
Jamaica Eggs Services	Pullet production	100
Subsidiaries		
Aquaculture Jamaica Limited and its wholly owned subsidiaries:	Fish farming	100
Aqualapia Limited	Fish farming	100
Jamaica Freshwater Snapper Limited	Fish farming	100
T.Hart Farms Limited	Fish farming	100
Content Agricultural Products Limited	Property rental	100
Energy Associates Limited	Holding and investment company	100
Jabexco Limited	Non-trading	100
Jamaica Eggs Limited	Property rental	100
Jamaica Poultry Breeders Limited	Hatching egg production	100
Levy Industries Limited and its subsidiaries:	Property rental	100
Caribbean Asbestos Products Limited	Non-trading	90
Caribbean Industrial Equipment Limited	Non-trading	90
Master Blend Feeds Limited	Property rental	100
West Indies Nutritional Corporation Limited	Manufacturers and distributors of feed ingredients	100
Best Dressed Chicken Limited	Non-trading	100
J. B. Trading Limited	Non-trading	100
Trafalgar Agriculture Development Limited	Non-trading	100

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

2. Significant Accounting Policies (Continued)

(b) Consolidation (Continued)

	Principal Activities	% Ownership at 3 May 2003
Resident outside of Jamaica:		
Atlantic United Insurance Company Limted, Cayman	Insurance	100
International Poultry Breeders LLC, U.S.A.	Hatching egg production	90
Jabexco Cayman Limited, Cayman	Non-trading	40
JBG (UK) Limited and its associated company:	Holding company	100
JPH Investments Limited, U.K.	Investment company	50
Wincorp International, Inc., U.S.A. and its subsidiary:	Procurers and distributors of agricultural and industrial supplies	100
Consolidated Freight and Shipping, Inc.	Ocean freight consolidator	100

Jabexco Cayman Limited is consolidated in these accounts on the basis of significant control by virtue of an agreement with other investors and through significant control exercised by Jamaica Broilers Group Limited over the financial and operating policies of the company.

During the year, the company sold its 20% ownership in Capital and Credit Holdings Limited. The gain on disposal of the investment after recording the company's share of results to the period ended 31 March 2003, has been disclosed as an exceptional item (Note 7).

During the year, the Group invested in two (2) wholly owned subsidiaries. Atlantic United Insurance Company was established in the Cayman Islands to provide insurance on behalf of the Group, whereas Aquaculture Jamaica Limited, a wholly owned subsidiary of the company, acquired the ordinary shares of Aqualapia Limited.

(c) Equity accounting

The financial statements of the holding company have been prepared on the equity basis whereby its share of the post acquisition changes in the net assets of subsidiaries and associated companies is recognised as an increase or decrease in investment and retained earnings and reserves.

(d) Use of estimates

The preparation of financial statements in conformity with Jamaican generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Significant Accounting Policies (Continued)**

(e) **Fixed assets and depreciation**

Fixed assets are stated at cost or valuation. Depreciation is calculated for all fixed assets, except freehold land, on the straight line basis at such rates as will write off the assets over the period of their expected useful lives. The expected useful lives are as follows:

Freehold buildings	11 - 100 years
Leasehold property	Life of lease
Machinery and equipment	4 – 33 years
Furniture and fixtures	10 years
Motor vehicles	3 – 5 years

Gains and losses on disposal of fixed assets are determined by reference to their carrying amount and are taken into account in determining operating profit.

(f) **Quoted and other investments**

Quoted and other investments are shown at cost and provision is only made where, in the opinion of the Directors, there is a permanent diminution in value. Where there has been a permanent diminution in the value of an investment, it is recognised as an expense in the period in which the diminution is identified.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit and loss account.

(g) **Deferred expenditure**

This is amortised over the expected period of benefit or in the case of leasehold property over the shorter of the remaining life of the asset or the remainder of the lease term.

(h) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is determined as follows:-

(i) Flocks in field together with pullets, at accumulated cost of chicks, feed and medication, and in respect of breeder flocks, at accumulated production costs less depreciation over 48 weeks.

(ii) Processed broilers, beef and fish, at accumulated cost of growing and processing, or landed cost.

(iii) Finished feeds and fertilizers, at cost of production.

(iv) All other items of inventory, at landed cost or purchase price.

2. **Significant Accounting Policies (Continued)**

(i) Trade receivables
Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

(j) Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, and deposits held at call with banks, net of bank overdraft and short term loans.

(k) Leases
Leases of fixed assets where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in finance lease obligations. The interest element of the finance charge is charged to the profit and loss account over the lease period. The fixed assets acquired under finance leasing contracts are depreciated over the useful lives of the assets.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.

(l) Revenue recognition
Sales are recognised upon delivery of products and customer acceptance or performance of services, net of discounts and allowances. Interest income is recognised on the accruals basis.

(m) Foreign currencies

(i) Transactions in currencies other than the principal currency are accounted for at the exchange rates in effect on the transaction dates.

(ii) Assets and liabilities denominated in foreign currencies are translated into Jamaican dollars at the rates of exchange prevailing at balance sheet date and the resulting gain or loss reflected in the profit and loss account except that translation differences on foreign currency liabilities relating to the acquisition of fixed assets are included in the carrying amount of the related fixed assets.

(iii) The financial statements of the foreign subsidiaries are translated into Jamaican dollars using the exchange rate prevailing at balance sheet date. The resultant gains or losses are reflected in capital reserve.

2. Significant Accounting Policies (Continued)

(n) Financial instruments

Financial instruments carried on the balance sheet include cash and deposits, investments, receivables, affiliates, payables, bank overdrafts and short term loans and long term liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The fair values of the group's financial instruments are discussed in Note 26.

(o) Pension costs

The group accrues and funds these costs annually and such costs are actuarially determined.

(p) Deferred taxation

Deferred taxation is not recognised in these financial statements because timing differences are not considered likely to reverse in the foreseeable future.

(q) Goodwill

Goodwill is recorded at cost and represents the excess of the value of consideration paid over the net assets acquired. Amortisation is on the straight line basis over the economic useful life, estimated by the Directors to be ten (10) years.

(r) Comparative information

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Turnover

The group turnover represents the price of goods and services sold to customers after deducting discounts and allowances.

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

4. Operating Profit

The following have been charged/(credited) in arriving at operating profit:

	3 May 2003 $'000	27 April 2002 $'000
Auditors' remuneration -		
Current year	9,924	9,541
Prior year	1,205	-
Depreciation	187,292	158,482
Directors' emoluments -		
Fees	3,720	3,720
Management remuneration (included in staff costs)	37,598	29,250
(Gain)/loss on disposal of fixed assets	(11,648)	8,444
Operating lease expense	17,780	11,413
Staff costs (Note 5)	958,402	886,487

5. Staff Costs

	3 May 2003 $'000	27 April 2002 $'000
Wages, salaries and contractors' costs	792,858	717,442
Statutory contributions	44,580	45,539
Pension costs	22,616	13,230
Other	98,348	110,276
	958,402	886,487
Restructuring costs (Note 7)	9,789	19,076
	968,191	905,563

The number of persons employed by the Group at the year end were as follows:

	3 May 2003 No.	27 April 2002 No.
Full-time	300	321
Part-time	17	9
Contractors and their employees	1,143	1,221
	1,460	1,551

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

6. Finance Costs

	3 May 2003 $'000	27 April 2002 $'000
Interest and other investment income	20,361	7,395
Foreign exchange losses	(14,648)	-
Interest expense -		
Bank borrowings	(89,690)	(111,662)
Finance leases	(3,065)	(6,268)
	(87,042)	(110,535)

7. Exceptional Items

	3 May 2003 $'000	27 April 2002 $'000
These comprise:		
Restructuring costs	(9,789)	(19,076)
Refund from pension scheme	100,000	-
Profit on disposal of investment in associated company	82,503	20,438
Profit on disposal of assets of a subsidiary	10,292	-
	183,006	1,362

The restructuring costs are a consequence of the implementation of a restructuring and reorganisation programme throughout the Group which resulted in certain positions being made redundant.

The refund represents a portion of the Group's pension scheme surplus identified during the actuarial valuation conducted in 2001 (Note 28).

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

8. Taxation

(a) The egg production operation of Jamaica Poultry Breeders Limited was relieved from income tax until 1989 by virtue of the provisions of the Industrial Incentives Act. With effect from 1990 the egg production and crop growing operations are relieved from income tax for ten years under the provisions of the Income Tax (Approved Farmers) Act. A further five year period of relief was granted in 2000 by the Ministry of Agriculture.

Under the Income Tax Act mentioned above, the fish farming operations of Aquaculture Jamaica Limited were also relieved from income tax for a period of ten years ended April 1993. This period was extended to April 1998.

Subject to agreement by the Taxpayer Audit and Assessment Department, profits in the holding and subsidiary companies that are available for distribution to shareholders resident in Jamaica, without deduction of income tax, amount to approximately $92,710,000.

(b) Taxation charge is based on the group profit for the year, adjusted for taxation purposes and consists of:

	3 May 2003 $'000	27 April 2002 $'000
Income tax at 33 1/3%	(79,016)	(80,451)
Tax credit on bonus shares	21,500	21,416
Prior year over-accrual	6,067	4,963
Overseas taxation	-	(1,475)
Associated companies	(27,491)	(7,000)
	(78,940)	(62,547)

The group tax charge for both years is disproportionate to the reported profit as a result of the utilisation of tax losses, special capital allowance and tax credit on bonus shares. The special capital allowance of $62,737,000 (2002 - $51,833,000) is subject to approval by the Ministry of Industry and Commerce.

(c) Subject to agreement by the Taxpayer Audit and Assessment Department, losses available for offset against future profits of local entities amount to approximately $15,054,000 and can be carried forward indefinitely.

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

9. Earnings Per Stock Unit

The calculation of earnings per 50 cents ordinary stock unit is based on the group net profit and 1,027,952,000 ordinary stocks units in issue. The previous year's earnings per stock unit has been revised to take into consideration the bonus share issue during the year.

10. Fixed Assets

	THE GROUP							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost or Valuation -								
At 28 April 2002	79,408	1,041,244	52,731	1,162,907	152,364	298,904	49,724	2,837,282
Acquisition of subsidiary	-	27,640	-	11,265	-	-	-	38,905
Additions at cost	-	9,813	1,336	31,384	20,938	24,314	106,798	194,583
Translation	1,698	9,723	1,727	9,670	3,758	3,103	65	29,744
Disposals	(6,400)	(11,539)	(1,671)	(9,785)	(2,363)	(59,565)	-	(91,323)
Transfers	-	20,235	-	46,036	54,809	-	(121,080)	-
At 3 May 2003	74,706	1,097,116	54,123	1,251,477	229,506	266,756	35,507	3,009,191
Depreciation -								
At 28 April 2002	-	351,431	27,592	460,118	88,806	223,116	-	1,151,063
Acquisition of subsidiary	-	17,159	-	11,265	-	-	-	28,424
Charge for the year	-	29,815	2,524	93,110	30,980	30,863	-	187,292
Translation	-	3,874	1,294	8,597	2,702	1,830	-	18,297
Relieved on disposals	-	(8,474)	(263)	(8,952)	(1,966)	(44,482)	-	(64,137)
At 3 May 2003	-	393,805	31,147	564,138	120,522	211,327	-	1,320,939
Net Book Value -								
At 3 May 2003	74,706	703,311	22,976	687,339	108,984	55,429	35,507	1,688,252
At 27 April 2002	79,408	689,813	25,139	702,789	63,558	75,788	49,724	1,686,219

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

10. Fixed Assets (Continued)

	THE COMPANY							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost or Valuation -								
At 28 April 2002	37,621	453,262	11,333	928,603	130,698	257,136	44,665	1,863,318
Transfer from subsidiary	8,100	41,626	-	-	-	33	-	49,759
Additions at cost	-	-	56	20,770	18,239	20,272	99,960	159,297
Disposals	-	(809)	(1,671)	(3,561)	(768)	(51,299)	-	(58,108)
Transfers	-	18,387	-	43,654	54,825	-	(116,866)	-
At 3 May 2003	45,721	512,466	9,718	989,466	202,994	226,142	27,759	2,014,266
Depreciation -								
At 28 April 2002	-	125,961	496	350,160	71,783	193,720	-	742,120
Transfer from subsidiary	-	32,592	-	-	-	33	-	32,625
Charge for the year	-	11,522	299	70,817	29,109	25,704	-	137,451
Relieved on disposals	-	(181)	(263)	(2,748)	(636)	(38,194)	-	(42,022)
At 3 May 2003	-	169,894	532	418,229	100,256	181,263	-	870,174
Net Book Value -								
At 3 May 2003	45,721	342,572	9,186	571,237	102,738	44,879	27,759	1,144,092
At 27 April 2002	37,621	327,301	10,837	578,443	58,915	63,416	44,665	1,121,198

Fixed assets, excluding furniture and fixtures, motor vehicles and assets having a fixed option price, were revalued during 1988 and 1990 and land and buildings during 1993 by Orville Grey and Associates and D.C. Tavares & Finson Company Limited as follows:

a) Land at fair market value
b) Buildings and machinery and equipment at depreciated replacement cost.

All other assets and subsequent additions are stated at cost. The gains arising on the above revaluations have been credited to capital reserve (Note 23).

Included in fixed assets for the group are motor vehicles and equipment costing $112,511,000 (2002 - $161,034,000), which have been acquired under finance leases (Note 24).

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

11. Goodwill

	3 May 2003 $'000	27 April 2002 $'000
Goodwill on acquisition of subsidiary (note 2(b))	11,393	-
Amount amortised	(1,139)	-
	10,254	-

12. Investments

	The Group		The Company	
	3 May 2003 $'000	27 April 2002 $'000	3 May 2003 $'000	27 April 2002 $'000
Associated Companies -				
At cost	-	7,887	-	7,887
Group's share of reserves	-	189,396	-	189,396
Government of Jamaica 2007 US$Bonds-12.75%	120,370	-	120,370	-
Quoted Securities -				
At cost (market value - $3,266,000: 2002 - $3,219,000)	131	131	131	131
Co-generation project	803	6,677	-	-
Other unquoted shares at cost	623	623	623	623
	121,927	204,714	121,124	198,037

The cost incurred in respect of the co-generation project represents the company's investment in ERI Jam, LLC, a limited partnership, through the group's wholly-owned subsidiary, Energy Associates Limited.

Jamaica Broilers Group Limited

Notes to the Financial Statements

3 May 2003

13. Deferred Expenditure

	The Group		The Company	
	3 May 2003 $'000	27 April 2002 $'000	3 May 2003 $'000	27 April 2002 $'000
This comprises -				
Lease acquisition agreement	16,064	16,671	16,064	16,671
Others	1,545	1,181	-	-
	17,609	17,852	16,064	16,671

The lease acquisition agreement arose on the purchase of T. Hart Farms Limited. The cost incurred is being amortised over the remaining life of the lease.

14. Interest in Subsidiaries

	The Company	
	3 May 2003 $'000	27 April 2002 $'000
Shares at cost and valuation of bonus shares received	81,964	80,980
Accumulated post acquisition change in net assets at start of year:		
As previously stated	340,221	204,816
Adjustment to reflect share of reserves (Note 23)	489,007	454,294
As restated	829,228	659,110
Share of profits for the year	164,621	135,405
Share of reserves for the year	51,408	34,713
Accumulated post acquisition change in net assets at end of year	1,045,257	829,228
	1,127,221	910,208

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

15. Inventories

	The Group		The Company	
	3 May 2003 $'000	27 April 2002 $'000	3 May 2003 $'000	27 April 2002 $'000
Livestock - poultry, pullets, cattle and fish	271,970	286,360	155,534	145,578
Processed broilers, beef and fish	162,079	198,481	121,511	154,870
Finished feeds and fertilizers	13,856	19,626	13,688	13,624
Grain and feed ingredients	172,996	154,311	116,489	119,281
Inventories for resale and spares	240,652	217,827	214,049	182,351
Goods in transit and others	213,089	78,437	192,177	67,767
	1,074,642	955,042	813,448	683,471

16. Receivables

	The Group		The Company	
	3 May 2003 $'000	27 April 2002 $'000	3 May 2003 $'000	27 April 2002 $'000
Trade receivables	645,608	581,220	516,796	454,895
Receivable from directors	2,744	5,504	2,550	5,504
Prepayments	21,125	12,981	9,956	8,328
Other receivables	481,142	123,146	445,382	78,017
	1,150,619	722,851	974,684	546,744
Less: Provision for doubtful debts	(106,797)	(55,830)	(89,894)	(51,293)
	1,043,822	667,021	884,790	495,451

Other receivables include an amount of $368,000,000 in relation to the sale of the company's investment in its associated company, Capital and Credit Holding Limited.

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

17. Related Party Transactions

(a) Amount due (to)/from affiliates is comprised as follows:

	The Group and The Company	
	3 May 2003 $'000	27 April 2002 $'000
Portland Corporation Limited	-	2,992
Jamaica Broilers Employees Trust	(691)	10,207
	(691)	13,199

(b) Transactions and balances with Directors and their connected parties during the year are as follows:

	3 May 2003 $'000	27 April 2002 $'000
Amounts due from related parties	3,268	8,971
Amounts due to related parties	(7,000)	(140)
Interest and other expenses paid to related parties	30,577	9,343

(c) Transactions and balances with Officers during the year are as follows:

	3 May 2003 $'000	27 April 2002 $'000
Loan balances, net	4,923	4,659
Legal and professional fees paid	240	100

18. Cash and Deposits

	The Group		The Company	
	3 May 2003 $'000	27 April 2002 $'000	3 May 2003 $'000	27 April 2002 $'000
Cash at bank and in hand	174,797	221,616	88,538	126,260
Short term deposits	110,299	49,709	109,820	49,314
	285,096	271,325	198,358	175,574

The weighted average effective interest rate on short term deposits was 9.61% (2002 - 11%).

Jamaica Broilers Group Limited

Notes to the Financial Statements

3 May 2003

19. Payables

	The Group		The Company	
	3 May 2003	27 April 2002	3 May 2003	27 April 2002
	$'000	$'000	$'000	$'000
Trade payables	428,930	372,052	333,782	275,248
Accrued charges	177,922	180,113	154,748	154,941
Statutory contributions payable	11,725	3,247	10,660	2,824
Other payables	71,972	79,258	62,483	87,002
	690,549	634,670	561,673	520,015

20. Dividends Payable

	The Group and The Company	
	3 May 2003	27 April 2002
	$'000	$'000
At start of year	59,964	32,123
Additional dividend declared for 2002 1 cent per share	8,418	-
Interim dividend paid	(68,382)	(32,123)
Interim dividend declared - 6 cents (2002 - 7 cents) per share	66,817	59,964
	66,817	59,964

21. Bank Overdrafts and Short Term Loans

Overdraft facilities and certain short term loans are secured by debentures over the assets of the company held by Citibank N.A., National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica Limited.

The overdraft facilities provided by Bank of Nova Scotia Jamaica Limited are also secured by a debenture over the assets of a subsidiary (Note 24).

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

22. Share Capital

	3 May 2003 $'000	27 April 2002 $'000
Authorised -		
1,038,000,000 (2002- 866,000,000) Ordinary shares of 50 cents each	519,000	433,000
Issued and fully paid -		
1,027,952,000 (2002 – 856,626,000) Ordinary stock units of 50 cents each	513,976	428,313

It was resolved during the year that the authorized share capital of the company be increased to $519,000,000 by the creation of 172,000,000 ordinary shares of 50 cents each, such shares to rank pari passu with the existing ordinary shares of the company. From the authorised shares, 171,326,000 ordinary shares were then issued as fully paid bonus shares by the capitalisation of $85,663,000 from earnings for the year on the basis of one share for every five stock units held. The shares were then converted into stock units.

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

23. Capital Reserve

	The Group		The Company	
	3 May 2003	27 April 2002	3 May 2003	27 April 2002
	$'000	$'000	$'000	$'000
At beginning of year (as previously stated)-				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	23,869	23,869	17,845	17,845
Unrealised surplus on revaluations	533,465	533,465	221,621	221,621
Reserve on consolidation	25,507	25,507	-	-
Gains on translation of financial statements of foreign subsidiaries	161,826	127,113	16,194	16,194
	910,166	875,453	421,159	421,159
Restatement to reflect share of reserves of subsidiaries	-	-	489,007	454,294
As restated	910,166	875,453	910,166	875,453
Movements during the year -				
Surplus on revaluation now realised	(5,571)	-	(5,571)	-
Realised capital gains	5,571	-	5,571	-
Translation gain	51,408	34,713	51,408	34,713
At end of year	961,574	910,166	961,574	910,166
Consisting of -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	29,440	23,869	29,440	23,869
Unrealised surplus on revaluations	527,894	533,465	527,894	533,465
Reserve on consolidation	25,507	25,507	25,507	25,507
Gains on translation of financial statements of foreign subsidiaries	213,234	161,826	213,234	161,826
	961,574	910,166	961,574	910,166

The prior year amounts in the company have been restated to reflect its share of post acquisition changes in reserves in its subsidiaries, in accordance with the equity basis of accounting – see also Note 14.

Jamaica Broilers Group Limited
Notes to the Financial Statements
3 May 2003

24. Long Term Liabilities

The group has financing agreements with several financial institutions as follows:

	The Group		The Company	
	3 May 2003 $'000	27 April 2002 $'000	3 May 2003 $'000	27 April 2002 $'000
(a) Citi-Merchant Bank Ltd – 3 year Bond – 21.5%	200,000	200,000	200,000	200,000
(b) American Banking Company (US$) - 1996/2006 - 9%	9,534	24,379	-	-
(c) Citibank N.A. -1999/2004 – 13%	8,053	13,421	8,053	13,421
(d) Citibank N.A. – (US$) – 4.3%	328,747	215,221	328,747	215,221
(e) Jamaica Exporters Association Limited (US$) - 2005 - 3%	19,625	23,913	19,625	23,913
(f) Bank of Nova Scotia Economic Growth Fund – 8.5%	10,055	19,800	-	3,487
(g) Development Bank of Jamaica 2003/2008 – 12%	44,571	46,000	-	-
(h) Sundry mortgages and loans	37,734	42,960	15,367	22,935
	658,319	585,694	571,792	478,977
Finance Lease Obligations 2002/2003–2008/2009 – various rates	18,558	28,304	17,273	26,791
	676,877	613,998	589,065	505,768
Less: Current portion of long term liabilities	(175,314)	(58,391)	(145,759)	(30,309)
	501,563	555,607	443,306	475,459

Loans, guarantees and other banking facilities extended by Bank of Nova Scotia Jamaica Limited, Citibank N.A., and National Commercial Bank Jamaica Limited to the group are secured by debentures governed by an intercreditor agreement between the parties. Guarantees have been provided by the holding company on behalf of certain subsidiaries (Note 21).

The Bank of Nova Scotia Jamaica Limited Economic Growth Fund loan, issued through the Development Bank of Jamaica, is secured by existing and new debentures and collateral security held by the bank creating charges over the assets of Best Dressed Chicken Division and Master Blend Feeds Limited.

The Citi-Merchant Bank Ltd 3 year Bond is guaranteed by promissory notes.

The Development Bank of Jamaica Limited loan is repayable by 21 consecutive quarterly installments commencing March 2003. It is secured by a promissory note to the value of the loan.

The Jamaica Exporters Association Limited loan is guaranteed by National Commercial Bank of Jamaica Limited.

Under the terms of certain agreements with the Bank of Nova Scotia Jamaica Limited and Citibank N.A, the company and the group are required to maintain certain financial ratios. At 3 May 2003, the company was in compliance with these requirements.

Jamaica Broilers Group Limited

Notes to the Financial Statements

3 May 2003

25. National Housing Trust

Contributions to the National Housing Trust not included in these financial statements are recoverable in the years 2003 to 2005 as follows:

The Group	$243,000
The Company	$190,000

26. Financial Instruments

(a) Currency risk

The group balance sheet at 3 May 2003 includes aggregate net foreign liabilities of approximately US$6,224,000 (2002 – US$13,900,000) in respect of transactions arising in the ordinary course of business.

(b) Credit risk

The company has no significant concentration of credit risk. Cash at bank and deposits are placed with substantial financial institutions.

(c) Interest rate risk

Interest rate risk mainly arises through interest-bearing liabilities and assets. Interest rate risk is managed by the group using various techniques.

(d) Fair values

The amounts included in the financial statements for cash and deposits, receivables, affiliates, payables, bank overdrafts and short term loans reflect their approximate fair value because of the short term to maturity. The directors are of the opinion that the carrying values of other financial instruments, such as long term liabilities and debt instrument investments approximate their fair values as they are contracted at market rates. The fair value of other investments is determined based on quoted market prices, and where market prices are not available, an approximation of fair value is based on the net underlying assets of the investee (Note 12).

Jamaica Broilers Group Limited

Notes to the Financial Statements

3 May 2003

27. Commitments and Contingencies

(a) The company has issued a letter of comfort indicating its intention to provide financial support to its subsidiary International Poultry Breeders LLC.

(b) The company had capital commitments at year end of $5,462,000 (2002 -$Nil) in respect of projects being undertaken.

(c) The group has obligations under long term operating leases for premises. Future minimum lease payments for such commitments are as follows:

	3 May 2003	27 April 2002
	$'000	**$'000**
Year ending April 2003	-	6,839
2004	11,614	4,201
2005	10,267	120
2006	10,092	-
2007	5,756	-
Post 2007	6,899	-
	44,628	11,160

28. Pension and Superannuation Schemes

The Group participates in a defined benefit contributory pension scheme which is open to all permanent employees and is administered by an external agency. The basis of contribution by employer and employee is in line with actuarial recommendations. Benefits under the schemes are based on the average salary for the last two years of service or the two years in which the highest salaries of the employee have been earned.

An actuarial valuation of the scheme as at 31 October 2001, revealed that there was a past service surplus of $181,700,000. A refund of $100,000,000 was made to the employer in May 2002 (Note 7).

A recent actuarial valuation of the scheme as at 30 April 2003, revealed that there was a past service surplus of $41,800,000.